

April 11, 2014

Via E-mail
Patrick J. Hansen
Senior Vice President, Chief Financial Officer, Secretary and Treasurer
Strattec Security Corporation
3333 West Good Hope Road
Milwaukee, WI 53209

> **Re:** **Strattec Security Corporation**
> **Form 10-K for Fiscal Year Ended June 30, 2013**
> **Filed September 9, 2013**
> **File No. 000-25150**

Dear Mr. Hansen:

We have reviewed your filing and have the following comments. Our comments ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and providing the requested information. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis, page 13

Results of Operations, page 13

2013 Compared to 2012, page 14

1. We note that cost of goods sold is material to your results but you do not provide a direct discussion and analysis of this line item. Please revise your disclosure to provide a direct comparative discussion and analysis in addition to your current disclosure which is made in the context of gross profit. Your disclosure should quantify and analyze the impact of each (and not netted) significant component of cost of goods sold that caused this line item to materially vary (or not vary when expected to) between comparative periods, with explanation of the associated underlying reasons. In this regard, we believe materiality should be assessed in relation to operating income. This disclosure should be presented in a manner to allow investors to discern the relative contribution of each component cited to the total change in cost of goods sold (i.e., quantify the component). In addition, the impacts of material variances in differing components of cost of goods sold that offset each other should

be separately disclosed, quantified, and discussed (and not netted). Please revise your disclosure as appropriate.

Liquidity and Capital resources, page 17

2. Please provide a comparative discussion of each section of your cash flows (i.e., operating, investing and financing) between all comparable periods presented in the statements of cash flows. For example, there is no analysis of the cash flows from financing activities, and no discussion of cash flows from operating and investing activities between fiscal years 2012 and 2011. Your discussion should be accompanied by an analysis at the appropriate level of detail. Please note that in regard to operating cash flows your analysis should focus on factors that directly affect cash, and not merely refer to noncash items, or to results, items reported in the statement of cash flows or changes in line items presented in your balance sheet without discussing how such items directly affect cash. Refer to item 1 of Section IV.B of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" which is available on our website at http://www.sec.gov/rules/interp/33-8350.htm. In so doing, please quantify all factors cited as a cause of a variance, particularly for operating activities, and ensure that your analysis addresses factors in substantial explanation of the total variance.

Notes to Financial Statements, page 31

3. We note that for several years you have made presentations at conferences in which you provided charts that showed the breakout of a fiscal year's sales by various product groups. In this regard, please provide the disclosure required by ASC 280-10-50-40.

Investment in Joint Ventures and Majority Owned Subsidiaries, page 38

4. You disclose that you do not control the NextLock joint venture despite your 51% ownership interest in the venture and that you provided 51% of the venture's initial capitalization. Please explain to us why you do not control the venture or are not considered to be the primary beneficiary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions. You may also call me at (202) 551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief